May 3, 2010

MAXCOM TELECOMUNICACIONES APPOINTS
NEW BOARD MEMBER

Mexico City, Mexico, May 3, 2010 (NYSE: MXT, BMV: MAXCOM.CPO) – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that its shareholders have approved the designation of Mr. Eduardo Augusto José Molina Llovera as a new member of the Board.

Mr. Molina is a founding partner and CEO of Difusión Panorámica, S.A. de C.V., an outdoor advertising company operating nationwide in Mexico. Since 2004, he has been President of the Asociación Mexicana de Publicidad Exterior, A.C. From October 1997 to August 2001, he was CEO of Vendor, S.A. de C.V. Previously, since 1977, he held various positions in Grupo Televisa, S.A. de C.V. including Head of the Telemarketing and Promotions business and Head of Information Technologies and Data Communications. Mr. Molina holds an industrial engineering degree from the Universidad Iberoamericana and a master´s degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Antonia Gutiérrez
Mexico City, Mexico
(52 55) 4770-1170
antonia.gutierrez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.